                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                      Crescent Real Estate Equities Company
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   225756 10 5
                                 (CUSIP Number)

                                 Melissa Parrish
                           777 Main Street, Suite 2250
                             Fort Worth, Texas 76102
                                 (817) 820-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              November 15, 2002***
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 14,872,120 shares, which constitutes approximately 13.5% of the 110,151,640 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume, pursuant to Rule 13d-1(j), that there are 100,970,702 shares of Stock outstanding immediately prior to the first Exchange Transaction reported herein, as stated in the Issuer's most recent quarterly report on Form 10-Q.




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1.       Name of Reporting Person:

                  Richard E. Rainwater

2.       Check the Appropriate Box if a Member of a Group:

                                                                         (a) / /

                                                                         (b) /X/

3.       SEC Use Only

4.       Source of Funds:           PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             / /

6.       Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:      14,872,120 (1)(2)(3)
Number of
Shares
Beneficially               8.       Shared Voting Power:    -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power: 14,872,120 (1)(2)(3)
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  14,872,120  (1)(2)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  See footnote 3.                                            /X/

13.      Percent of Class Represented by Amount in Row (11):           13.5% (4)

14.      Type of Reporting Person:          IN


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------------

(1) Such shares of the Stock include (a) 991,638 shares owned directly by Mr. Rainwater, (b) 2,931,398 shares owned by The Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1 dated March 10, 1995, Richard
         E. Rainwater, Successor Trustee to J. Randall Chappel, Successor Trustee to Richard E. Rainwater, Original Trustee (the "Trust"), (c) 12,346 shares owned by Rainwater, Inc., (d) 6,270,962 shares issuable to Office Towers LLC upon conversion of units of limited partnership of Crescent Real Estate Equities Limited Partnership ("Units") of which it is the record owner, (e) 4,616,270 shares issuable to Mr. Rainwater upon conversion of Units of which he is the record owner and (f) 49,506 shares issuable to Rainwater, Inc. upon conversion of Units of which it is the record owner. See Item 5 for a description of the relationships among the above-referenced entities and Mr. Rainwater.

(2) Mr. Rainwater is the sole trustee of the Trust and in that capacity exercises the power to vote and to dispose of all shares owned by the Trust. Mr. Rainwater may have a pecuniary interest in the shares owned by the Trust.

(3) Such shares of the Stock exclude (a) 743,920 shares beneficially owned by Darla Moore, Mr. Rainwater's spouse, including 49,780 shares held by a general partnership of which Ms. Moore is a general partner and which represent her proportional interest in shares of the Issuer held by that general partnership and (b) 520,264 shares issuable to Ms. Moore upon conversion of Units. Also not included are shares beneficially owned by Mr. Rainwater's adult children and shares issuable to Mr. Rainwater's adult children upon conversion of Units. Pursuant to Rule 13d-4 of the Act, Mr. Rainwater disclaims beneficial ownership of all of such shares.

(4) Except as otherwise stated herein, all ownership percentages set forth herein assume, pursuant to Rule 13d- 1(j) and Rule 13d-3(d)(1)(i) under the Act, that there are 110,151,640 shares of the Stock outstanding, taking into account (a) the 100,970,702 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q, (b) the shares of Stock that may be issued to Mr. Rainwater and entities beneficially owned by him in exchange for Units, and (c) the Exchange Transactions described in Item 3.



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1.       Name of Reporting Person:

         Office Towers LLC

2.       Check the Appropriate Box if a Member of a Group:

                                                                         (a) / /

                                                                         (b) /X/

3.       SEC Use Only

4.       Source of Funds:           NA

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             / /

6.       Citizenship or Place of Organization:  Office Towers LLC is a limited liability company organized
                                                under the laws of the State of
                                                Nevada

                           7.       Sole Voting Power:        6,270,962 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   6,270,962  (1)
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  6,270,962  (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

14.      Type of Reporting Person:          OO (3)
                                                                             / /
13.      Percent of Class Represented by Amount in Row (11):           5.7% (2)


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------------

(1) 6,270,962 shares issuable to Office Towers LLC upon conversion of units of limited partnership of Crescent Real Estate Equities Limited Partnership ("Units") of which it is the record owner. Office Towers LLC is owned is wholly owned by Mr. Rainwater and Rainwater, Inc., and Rainwater, Inc. is wholly owned by Mr. Rainwater.

(2) Except as otherwise stated herein, all ownership percentages set forth herein assume, pursuant to Rule 13d- 1(j) and Rule 13d-3(d)(1)(i) under the Act, that there are 110,151,640 shares of the Stock outstanding, taking into account (a) the 100,970,702 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q, (b) the shares of Stock that may be issued to Mr. Rainwater and entities beneficially owned by him in exchange for Units, and (c) the Exchange Transactions described in Item 3.

(3) Office Towers LLC is a limited liability company organized under the laws of the State of Nevada.

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         Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Amendment No. 4 to Schedule 13D Statement dated October 30, 2002 (the "Schedule 13D"), which amended and restated in its entirety that Schedule 13D Statement dated May 12, 1994, as amended by Amendment No. 1 dated March 8, 1995, Amendment No. 2 dated April 28, 1995 and Amendment No. 3 dated August 9, 1995, relating to the Common Shares of Beneficial Interest, $0.01 par value (the "Stock"), of Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to those terms in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 hereby is partially amended by adding at the end thereof the following:

         (c) Mr. Rainwater used personal funds to make the open market purchases of the 1,647,900 shares of the Stock reported in Item 5(c) of this Amendment No. 5; such shares were purchased at prices (disregarding commissions) ranging from $15.1907 to $15.40, for an aggregate purchase price of approximately $25,220,665. On November 14, 2002, Mr. Rainwater contributed 700,800 shares of the Stock which he owned directly and beneficially to the Operating Partnership in exchange for half as many, or 350,400, Units; and on November 20, 2002, Mr. Rainwater contributed 1,055,000 shares of the Stock which he owned directly and beneficially to the Operating Partnership in exchange for half as many, or 527,500, Units. Both transactions, sometimes referred to herein as "Exchange Transactions," were effected pursuant to the procedures for the exchange of Stock for Units by Mr. Rainwater previously described in Item 4 of the Schedule 13D and, accordingly, Mr. Rainwater's dispositions of shares to the Operating Partnership were exempt from Section 16(b) of the Exchange Act by Rule 16b-3(e) and Mr. Rainwater's acquisitions of Units from the Operating Partnership were exempt from Section 16(b) of the Exchange Act by Rule 16b-3(d).

Item 4.  PURPOSE OF TRANSACTION.

         No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Because of (1) his direct ownership of 991,638 shares of the Stock, (2) his status as settlor and sole trustee of the Trust, which is the record owner of 2,931,398 shares of the Stock, (3) his status as the sole controlling person of Rainwater, Inc., which is the record owner of 12,346 shares of the Stock, (4) his status as the indirect sole controlling person of OT, which is the record owner of 3,135,481 Units convertible into 6,270,962 shares of the Stock, (5) his direct ownership of 2,308,135 Units convertible into 4,616,270 shares of the Stock and (6) his status as the sole controlling person of Rainwater, Inc., which is the record owner of 24,753 Units convertible into 49,506 shares of the Stock, Mr. Rainwater may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,872,120 shares of the Stock in the aggregate, which constitutes approximately 13.5% of the 110,151,640 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act (taking into account (a) the 100,970,702 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q, (b) the shares of Stock that may be issued to Mr. Rainwater and entities beneficially owned by him in exchange for Units, and (c) the Exchange Transactions described in Item 3 of this Amendment No. 5.)

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         Because of its direct ownership of 3,135,481 Units convertible into
6,270,962 shares of the Stock, OT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,270,962 shares of the Stock, which constitutes approximately 5.7% of the 110,151,640 shares of the Stock deemed outstanding pursuant to Rule 13d- 3(d)(1)(i) of the Act (taking into account (a) the 100,970,702 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q, (b) the shares of Stock that may be issued to Mr. Rainwater and entities beneficially owned by him in exchange for Units, and (c) the Exchange Transactions described in Item 3 of this Amendment No. 5.)

         (b)

         No material change.

         (c)

         Since the filing of the Schedule 13D on October 30, 2002, Mr. Rainwater has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

                  Date              Number of Shares Purchased         Price Per Share
                  ----              --------------------------         ---------------
                  11/07/02                   50,000                      $15.396
                  11/08/02                  576,000                       15.3093
                  11/11/02                   74,800                       15.1907
                  11/14/02                   52,500                       15.2351
                  11/15/02                  534,400                       15.3337
                  11/18/02                  225,000                       15.2296
                  11/19/02                   84,000                       15.323
                  11/20/02                   51,200                       15.40

         In addition, since the filing of the Schedule 13D on October 30, 2002, Mr. Rainwater effected three private transactions in shares of the Stock:

         (1) On November 7, 2002, Mr. Rainwater made a gift transfer to his spouse, Darla Moore, of 260,000 Units directly and beneficially owned by him.

         (2) On November 14, 2002, Mr. Rainwater effected an Exchange Transaction with the Issuer; more specifically, Mr. Rainwater made a disposition of 700,800 shares of the Stock to the Operating Partnership in a transaction exempt from Section 16(b) pursuant to Rule 16b-3(e) and in exchange he acquired from the Operating Partnership 350,400 Units in a transaction exempt from Section 16(b) pursuant to Rule 16b-3(d).

         (3) On November 20, 2002, Mr. Rainwater effected an Exchange Transaction with the Issuer; more specifically, Mr. Rainwater made a disposition of 1,055,000 shares of the Stock to the Operating Partnership in a transaction exempt from Section 16(b) pursuant to Rule 16b-3(e) and in exchange he acquired from the Operating Partnership 527,500 Units in a transaction exempt from Section 16(b) pursuant to Rule 16b-3(d).

         (d)

         No material change

         (e)

         No material change

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO

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         SECURITIES OF THE ISSUER.

         No material change

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby is partially amended by adding at the end thereof the following:

         Exhibit 7 - Agreement pursuant to Rule 13d-1(k)(1)(iii)



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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: November 22, 2002

                               REPORTING PERSONS:

                               RICHARD E. RAINWATER


                               /s/ Richard E. Rainwater, by Melissa T. Parrish, Attorney-in-Fact



                               OFFICE TOWERS LLC

                                  By: Rainwater, Inc., its authorized member

                                      By: /s/ Richard E. Rainwater,
                                      by Melissa T. Parrish,
                                      Attorney-in-Fact


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